UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2015

GFI GROUP INC.

(Exact name of registrant as specified in its charter)

Delaware	001-34897	80-0006224
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

55 Water Street New York, NY 10041

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (212) 968-4100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒           Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐             Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐             Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐             Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                Other Events

On December 24, 2015, GFI Group Inc. (“GFI” or the “Company”) and CME Group Inc. (“CME”), filed with the Securities and Exchange Commission (the “SEC”), the proxy statement/prospectus included in the Registration Statement on Form S-4, File No. 333-199429, declared effective by the SEC on December 24, 2014 (the “Proxy Statement/Prospectus”), and mailed on or about December 24, 2014 to GFI Group stockholders who are eligible to vote at the special meeting of GFI stockholders being held for the purposes set forth in the Proxy Statement/Prospectus. The following information amends and supplements the Proxy Statement/Prospectus. Capitalized terms used but not defined on this Form 8-K shall have the respective meanings ascribed to them in the Proxy Statement/Prospectus.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately after the first full paragraph under the section entitled “Commitment Letter (Page 158)” on page 34 of the Proxy Statement/Prospectus:

As consideration for its commitment to syndicate and/or backstop the debt financing under the Commitment Letter, IDB Parent will pay Jefferies an amount equal to 2.5% of aggregate principal amount borrowed in respect of the First Lien Facility, which is referred to as the First Lien Underwriting and Arrangement Fee in this proxy statement/prospectus.  IDB Parent also will pay Jefferies an amount equal to the greater of 5.0% of aggregate principal amount borrowed in respect of the Second Lien Facility and $4.0 million, which is referred to as the Second Lien Underwriting and Arrangement Fee.  IDB Parent is eligible to receive a refund or reduction of the First Lien Underwriting and Arrangement Fee if it reduces a portion of the commitments in respect of the First Lien Facility or prepays a portion of the amounts borrowed in respect of the First Lien Facility in connection with arrangements for the establishment of a revolving credit facility no later than January 31, 2015, with such refund or reduction being equal to the lesser of 2.5% of such amounts reduced or prepaid or $1,250,000.  As further consideration for its commitment to syndicate and/or backstop the debt financing under the Commitment Letter, IDB Buyer will pay Jefferies ticking fees and nominal annual administrative agency fees.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately after the fifth full paragraph on page 61 of the Proxy Statement/Prospectus:

On March 8, 2013, CME entered into a non-disclosure agreement with GFI for the purpose of considering a possible strategic transaction involving the Company’s Trayport subsidiary.  At that time Merrill Lynch, Pierce, Fenner & Smith Incorporated was serving as the Company’s financial advisor in connection with the strategic discussions.

The Proxy Statement/Prospectus is amended and supplemented by adding the following immediately after the last sentence of the eighth full paragraph on page 61 of the Proxy Statement/Prospectus:

According to the minutes of the GFI Board’s June 6, 2013 meeting, Gooch stated that “the Company was not considering any merger opportunities and had no current plans to dispose of any assets.

The Proxy Statement/Prospectus is amended and supplemented by adding the following immediately after the last sentence of the sixth full paragraph on page 62 of the Proxy Statement/Prospectus:

At the October 17, 2013 GFI Board meeting, Mr. Gooch also informed the GFI Board that in the event a transaction with CME came to fruition, he would have an interest in forming an investor group along with Messrs. Heffron and Brown in order to buy the IDB Business from CME and that, at that time, he was unwilling to support the sale of the IDB Business unless it involved his proposed investor group.

The Proxy Statement/Prospectus is amended and supplemented by adding the following immediately after the last sentence of the sixth full paragraph on page 64 of the Proxy Statement/Prospectus:

Jefferies’ engagement letter with GFI provides that Jefferies may earn up to $8,000,000 for its services in connection with a possible transaction involving the sale of all or a material portion of the Company, regardless of the form of the transaction or the identity of the buyer.  Pursuant to the terms of the engagement letter, Jefferies has already been paid an initial fee of $2,000,000, with an additional $6,000,000 to be paid upon the closing of any such transaction, which would include either the closing of the proposed CME transaction or the BGC tender offer.  If no such transaction is consummated, Jefferies is entitled to 15% of any applicable termination payments paid to GFI; provided, however, that such termination-related payments to Jefferies shall not exceed $8,000,000.

The Proxy Statement/Prospectus is amended and supplemented by adding the following immediately after the last sentence of the paragraph immediately before the first full paragraph on page 68 of the Proxy Statement/Prospectus:

Mr. Gooch’s statements at the April 22, 2014 meeting about Company A were based on conversations he had had with representatives of Company A in or around mid-April 2014 and previously in 2013.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately before the first full paragraph on page 72 of the Proxy Statement/Prospectus:

During the week of July 20, CME requested the Special Committee obtain a fairness opinion from Greenhill or another investment bank regarding the sale of the IDB Business to Newco. Greenhill advised the Special Committee that, as a matter of policy, Greenhill would not render a fairness opinion on a transaction in which Greenhill’s client was not a party and for which Greenhill did not participate in the negotiations.  The Special Committee then advised CME that it would not obtain a fairness opinion with respect to the IDB Transaction. CME withdrew its request.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately after the last full paragraph on page 76 of the Proxy Statement/Prospectus:

Following BGC’s public announcement of the BGC Proposal, with the prior knowledge and approval of the Special Committee, Mr. Gooch communicated with three companies that compete with GFI’s IDB Business (one of which was Company A) to explore each such company’s interest in pursuing a minority investment in IDB Buyer’s acquisition of the IDB Business that would allow IDB Buyer to increase its bid for the IDB Business.  Company A had not changed its position from April 2014. The other two companies with which Mr. Gooch communicated were not interested.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately after the last full paragraph on page 97 of the Proxy Statement/Prospectus:

In performing this analysis, Greenhill assumed that the amount of GFI’s excess cash, for purposes of calculating net debt, was $35.3 million based upon discussions with, and information provided by, GFI’s management and the amount negotiated by the parties to, and set forth in, the GFI Merger Agreement. Based upon this information, Greenhill understood that this amount reflected GFI’s excess cash after giving effect to regulatory and other constraints.

The Proxy Statement/Prospectus is amended and supplemented by adding the following immediately after the last sentence of the first full paragraph on page 99 of the Proxy Statement/Prospectus:

For purposes of this analysis, Greenhill utilized the amount of cash and cash equivalents reflected in GFI’s publicly available financial statements (and not the excess cash amount utilized in the sum of the parts, discounted cash flow and precedent transactions analyses) for comparability purposes because the comparable company trading valuation analysis was based on publicly available information and GFI’s excess cash amount was not publicly available.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraphs immediately after the second full paragraph on page 101 of the Proxy Statement/Prospectus:

In performing this analysis, Greenhill assumed that the amount of GFI’s excess cash, for purposes of calculating net debt, was $35.3 million based upon discussions with, and information provided by, GFI’s management and the amount negotiated by the parties to, and set forth in, the GFI Merger Agreement. Based upon this information, Greenhill understood that this amount reflected GFI’s excess cash after giving effect to regulatory and other constraints.

In performing its discounted cash flow analysis that utilized the Updated Management Projections for the IDB Business and the Updated Management Projections for GFI’s Technology Businesses, Greenhill subtracted an after-tax make-whole payment of approximately $34.1 million in deriving the range of implied equity values for GFI based on Greenhill’s expectation that any change of control transaction for GFI would likely trigger the make-whole payment.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately after the second full paragraph on page 103 of the Proxy Statement/Prospectus:

In performing this analysis, Greenhill assumed that the amount of GFI’s excess cash, for purposes of calculating net debt, was $35.3 million based upon discussions with, and information provided by, GFI’s management and the amount negotiated by the parties to, and set forth in, the GFI Merger Agreement. Based upon this information, Greenhill understood that this amount reflected GFI’s excess cash after giving effect to regulatory and other constraints.

The chart entitled “Management Projections of Trayport and FENICS” on page 106 of the Proxy Statement/Prospectus is amended and supplemented by adding the following:

	2015E	2016E	2017E	2018E
Operating Income (already disclosed)	$51.2	$60.9	$68.2	$74.5
Tax Affected Operating Income (2)	38.4	45.7	51.1	55.9
Depreciation and amortization	6.3	6.6	6.6	6.6
Capital Expenditures	6.4	6.6	6.6	6.6
(increase) decrease in Net Working Capital	(0.9)	(0.9)	(0.8)	(0.7)

(2)  The calculation of unlevered after-tax free cash flows (defined as Tax Affected Operating Income, plus depreciation and amortization, less capital expenditures, less (increase) or decrease in net working capital) for calendar years 2015 through 2018 calculated using the Management Projections for Trayport and FENICS and used by Greenhill, was as follows (in millions):  2015E: $37.5, 2016E: $44.8, 2017E: $50.3, 2018E: $55.2.

The chart entitled “Updated Management Projections — IDB Business” on page 107 of the Proxy Statement/Prospectus is amended and supplemented by adding the following:

	2015E	2016E	2017E	2018E
Operating Income (already disclosed)	$15.1	$18.6	$28.9	$35.8
Tax Affected Operating Income (3)	9.8	12.1	18.8	23.3
Capital Expenditures	12.0	12.0	12.0	12.0
(increase) decrease in Net Working Capital	1.2	0	(0.3)	(0.3)

(3)  The calculation of unlevered after-tax free cash flows (defined as Tax Affected Operating Income, less cash sign-on bonuses, plus amortization of sign-on bonuses, plus depreciation, less capital expenditures, less (increase) decrease in net working capital) for calendar years 2015 through 2018 calculated using the Updated Management Projections for the IDB Business, and used by Greenhill was as follows (in millions):  2015E:  $30.1; 2016E:  $25.5; 2017E: $28.6; 2018E: $33.1.

The chart entitled “Final Credit Case Projections — IDB Business” on page 107 of the Proxy Statement/Prospectus is amended and supplemented by adding the following:

	2015E	2016E	2017E	2018E
Operating Income (already disclosed)	$45.9	$36.2	$53.0	$62.3
Tax Affected Operating Income (4)	25.2	19.9	29.1	34.3
Capital Expenditures	12.0	12.0	12.0	12.0
(increase) decrease in Net Working Capital	1.2	0	(0.3)	(0.3)

(4)  The calculation of unlevered after-tax free cash flows (defined as Tax Affected Operating Income, less cash sign-on bonuses, plus amortization of sign-on bonuses, plus depreciation, less capital expenditures, less (increase) decrease in net working capital) for calendar years 2015 through 2018 calculated using the Final Credit Case Projections for the IDB Business, and used by Greenhill was as follows (in millions):  2015E:  $27.5; 2016E:  $23.6; 2017E: $35.1; 2018E: $40.3.

The Proxy Statement/Prospectus is amended and supplemented by adding the following paragraph immediately after the first full paragraph on page 148 of the Proxy Statement/Prospectus:

Immediately following IDB Buyer’s acquisition of the IDB Business pursuant to the IDB Purchase Agreement, the IDB Business expects to have approximately $250 million in cash, of which $200 million relates to regulatory and cash clearing requirements and $50 million relates to working capital.

Important Information for Investors and Stockholders

In connection with the proposed transaction between the Company and CME, on December 24, 2014, the SEC declared effective the Proxy Statement/Prospectus.  On December 24, 2014, the Company commenced mailing the Proxy Statement/Prospectus to stockholders of the Company.  The Company and CME intend to file a supplement to the Proxy Statement/Prospectus. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain free copies of the registration statement and the Proxy Statement/Prospectus and other documents filed with the SEC by CME and the Company through the website maintained by the SEC at http://www.sec.gov or at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.  Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s website at http://www.gfigroup.com or by contacting the Company’s Investor Relations Department at (212) 968-4167.  Copies of the documents filed with the SEC by CME will be available free of charge on CME’s website at http://www.cmegroup.com or by contacting CME’s Investor Relations Department at (312) 930-8491.

Participants in the Solicitation for the Proposed Merger Between the Company and CME

The Company and its directors, executive officers and certain of its employees may be considered participants in the solicitation of proxies in connection with the proposed transactions involving the Company and CME. Investors and security holders may obtain more detailed information regarding the names, affiliates and interests of the Company’s directors and executive officers by reading the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on March 13, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 22, 2014, and its Current Report on Form 8-K filed with the SEC on July 25, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is or will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC. This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters discussed in this Current Report on Form 8-K and the exhibits incorporated herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements include, but are not limited to (i) plans, objectives, expectations and intentions; (ii) other statements contained in this communication that are not historical facts; and (iii) other statements identified by words such as “anticipate,” “believe,” “estimate,” “may,” “might,” “intend,” “expect” and similar expressions. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein. These forward-looking statements are based largely on the expectations of the Company and are subject to a number of risks and uncertainties.  These include, but are not limited to, risks and uncertainties associated with: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreements involving the Company and CME; the inability to complete the proposed merger involving the Company and CME due to the failure to obtain the required stockholder approval; the inability to satisfy the other conditions to the closing of the proposed merger involving the Company and CME or the tender offer by BGC Partners, Inc. (“BGC”), including without limitation the receipt of necessary governmental or regulatory approvals required to complete either transaction; the risk that either transaction disrupts current plans and operations and/or increases operating costs and the potential difficulties in customer loss and employee retention as a result of the announcement and consummation of either transaction; the outcome of any legal proceedings that may be instituted against the Company, CME, BGC or others following announcement of either transaction; economic, political and market factors affecting trading volumes; securities prices or demand for the Company’s brokerage services; competition from current and new competitors; the Company’s ability to attract and retain key personnel, including highly-qualified brokerage personnel; the Company’s ability to identify and develop new products and markets; changes in laws and regulations governing the Company’s business and operations or permissible activities; the Company’s ability to manage its international operations; financial difficulties experienced by the Company’s customers or key participants in the markets in which the Company focuses its services; the Company’s ability to keep up with technological changes; and uncertainties relating to litigation and the Company’s ability to assess and integrate acquisition prospects.  Further information about factors that could affect the financial and other results of the Company is included in its filings with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

These forward-looking statements speak only as of the date hereof. Except for the ongoing obligations of the Company to disclose material information under the federal securities laws, the Company undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law. Other factors that may impact the forward-looking statements are described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 and Forms 10-Q. For additional information on the Company, please visit the Company’s website at http://www.gfigroup.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GFI Group Inc.

By:	/s/ Christopher D’Antuono
Christopher D’Antuono General Counsel

Date: January 20, 2015